Exhibit 99.1

SHAW COMMUNICATIONS INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Court of Queen’s Bench of Alberta (the “Court”) dated April 19, 2021, a special meeting (the “Meeting”) of the holders of the Class A Participating Shares (the “Class A Shareholders”) and holders of the Class B Non-Voting Participating Shares (the “Class B Shareholders” and together with the Class A Shareholders, the “Shareholders”) of Shaw Communications Inc. (the “Company”) will be held as a virtual-only meeting via live audio webcast online using the Broadridge virtual shareholder meeting platform at www.virtualshareholdermeeting.com/shawspecial2021 on May 20, 2021 at 10:00 a.m. (Mountain time), subject to any adjournment(s) or postponement(s) thereof, for the following purposes:

1.

to consider, pursuant to the Interim Order, and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix A to the accompanying management information circular of the Company (the “Circular”), approving a statutory plan of arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta) (the “ABCA”), all as more particularly described in the Circular, which resolution, to be effective, must be passed by an affirmative vote of (i) at least two-thirds (66 2/3%) of the votes cast by the Class A Shareholders, voting separately as a class, present or represented by proxy at the virtual Meeting and entitled to vote thereat, (ii) at least two-thirds (66 2/3%) of the votes cast by the Class B Shareholders, voting separately as a class, present or represented by proxy at the virtual Meeting and entitled to vote thereat, (iii) a simple majority of the votes cast by the Class A Shareholders, voting as a separate class, present or represented by proxy at the virtual Meeting entitled to vote thereat, excluding the votes cast by such Class A Shareholders that are required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), and (iv) a simple majority of the votes cast by the Class B Shareholders, voting as a separate class, present or represented by proxy at the virtual Meeting entitled to vote thereat, excluding the votes cast by such Class B Shareholders that are required to be excluded pursuant to MI 61-101; and

2.	to transact such other business, including amendments to the foregoing, as may properly be brought before the Meeting and any adjournment or postponement thereof.

The full text of the arrangement agreement dated March 13, 2021 (the “Arrangement Agreement”) entered into between the Company and Rogers Communications Inc. is attached as Appendix C to the Circular. This Notice of Special Meeting of Shareholders is accompanied by the Circular which contains additional information relating to matters to be dealt with at the Meeting.

The Board has set the close of business on April 6, 2021 as the record date (the “Record Date”) for determining the Shareholders who are entitled to receive notice of and vote at the Meeting. Only persons shown on the registers of Shareholders at the close of business on that date, or their duly appointed proxyholders, will be entitled to attend the Meeting and vote on the Arrangement Resolution. If a Shareholder transfers Shares after the Record Date and the transferee of those Shares, having produced properly endorsed certificates evidencing such Shares or having otherwise established that the transferee owns such Shares, demands, at least 10 days before the Meeting, that the transferee’s name be included in the list of Shareholders entitled to vote at the Meeting, such transferee shall be entitled to vote such Shares at the Meeting.

Right to Attend

In light of the COVID-19 pandemic and to mitigate risks to the health and safety of the Company’s stakeholders, the Company has decided to hold the Meeting in a virtual-only format. A virtual Meeting means that Shareholders and their duly appointed proxyholders will participate by way of webcast accessed at www.virtualshareholdermeeting.com/shawspecial2021 and no physical or in-person Meeting will be held.

A Shareholder who holds the shares directly in their own name and not through an intermediary (such as a bank, securities broker, trustee, trust company or other institution, each an “Intermediary”) is a “Registered Shareholder.” A Shareholder who holds the shares through an account in the name of an Intermediary is a non-registered, or “Beneficial Shareholder”.

Registered Shareholders, Beneficial Shareholders and their duly appointed proxyholders will be able to attend and ask questions at the virtual Meeting. Registered Shareholders, Beneficial Shareholders who have duly appointed themselves as proxyholders and duly appointed proxyholders can also vote via the live webcast by completing a ballot online during the virtual Meeting.

Guests will be able to listen to the Meeting but will not be able to ask questions or vote.

Instructions to Attend the Online Meeting

Log in online at: www.virtualshareholdermeeting.com/shawspecial2021. We recommend that you log in at least 15 minutes before the Meeting starts.

•	Shareholders: Enter the 16-digit control number found on the form of proxy or voting instruction form into the Shareholder login section.

•

Duly Appointed Proxyholders: If you are a proxyholder or an appointee, enter the exact “Appointee Name” and eight-character “Appointee Identification Number” provided to you by the Shareholder who appointed you.

•	Guests: If you are a guest, complete the “Guest” login information.

If you participate in the virtual Meeting, it is important that you are connected to the Internet at all times during the Meeting. It is your responsibility to ensure connectivity for the duration of the virtual Meeting. You should allow ample time to check into the virtual Meeting and complete the above procedure.

For any technical difficulties experienced during the check-in process or during the Meeting, please contact Broadridge Investor Communications Corporation (“Broadridge”) at (844) 986-0822 (toll free in North America) or (303) 562-9302 (international) for assistance.

If you have any questions regarding the Notice of Special Meeting of Shareholders or the Meeting, you may consult our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 1-888-518-6554 toll free in North America, or at 1-416-867-2272 outside of North America, or by e-mail at contactus@kingsdaleadvisors.com.

Submitting Questions during the Online Meeting

To ask a question during the Meeting, Shareholders or their duly appointed proxyholders may do so in writing during the live webcast at www.virtualshareholdermeeting.com/shawspecial2021. After logging-in, type your question into the “Ask a Question” box and click “Submit”. Guests will not be able to submit questions during the Meeting.

To ensure the Meeting is conducted in a manner that is fair to all Shareholders, the Chair of the Meeting may exercise broad discretion in responding to the questions including the order in which the questions are answered, the grouping or editing of the questions and the amount of time devoted to any question.

Voting by Registered Shareholders

Whether or not you are able to attend the Meeting, Shareholders are urged to vote as soon as possible by one of the methods set forth below.

Voting by Proxy

Registered Shareholders are urged to file their proxy or vote as soon as possible, over the Internet, by telephone, or by mail by using one of the following methods and following the instructions set out on the form of proxy:

Internet: www.proxyvote.com	Telephone: 1-800-474-7493 (English) or 1-800-474-7501 (French)	Mail: Data Processing Centre P.O. Box 3700 STN Industrial Park Markham, ON L3R 9Z9

Completed proxies or votes must be received by Broadridge not later than 10:00 a.m. (Mountain time) on May 18, 2021 (or no later than 48 hours, excluding Saturdays, Sundays and holidays, before any reconvened meeting if the Meeting is adjourned or postponed).

Voting Online at the Meeting

Registered Shareholders and duly appointed proxyholders have the ability to participate, ask questions and vote at the Meeting by going to www.virtualshareholdermeeting.com/shawspecial2021. Registered Shareholders will need to enter the 16-digit control number found on the form of proxy. Once logged-in to the virtual Meeting, click the “Vote Here!” button in the bottom right quadrant of the screen. If voting online at the Meeting, a Registered Shareholder should not complete and file a form of proxy as described above.

Duly appointed proxyholders will need to enter the exact “Appointee Name” and eight-character “Appointee Identification Number” provided to the proxyholder by the Shareholder.

Voting by Beneficial Shareholders

Voting by Submitting Voting Instructions

Beneficial Shareholders are urged to file their voting instruction form or vote as soon as possible over the Internet, by telephone, or by mail by using one of the following methods and following the instructions set out on the voting instruction form:

Internet: www.proxyvote.com	Telephone: 1-800-474-7493 (English) or 1-800-474-7501 (French)	Mail: Data Processing Centre P.O. Box 3700 STN Industrial Park Markham, ON L3R 9Z9

Votes must be received by Broadridge not later than 10:00 a.m. (Mountain time) on May 18, 2021 (or no later than 48 hours, excluding Saturdays, Sundays and holidays, before any reconvened meeting if the Meeting is adjourned or postponed).

Voting Online at the Meeting

A Beneficial Shareholder can vote its Shares at the Meeting only if they appoint themselves as proxyholder, which they may do by: (i) following the instructions on the voting instruction form, completing the voting instruction form and returning it to the Intermediary specified on such voting instruction form; or (ii) visiting www.proxyvote.com and logging-in with the 16-digit control number provided on the voting instruction form. The Beneficial Shareholder must insert their own name as the “Appointee Name” and designate an eight-character “Appointee Identification Number” in the spaces provided in the voting instruction form or online at www.proxyvote.com. Once you have logged-in to the virtual Meeting using the “Appointee Name” and “Appointee Identification Number” previously created, click the “Vote Here!” button in the bottom right quadrant of the screen.

If an eight-character Appointee Identification Number is not created by the Beneficial Shareholder, the Beneficial Shareholder will not be able to vote at the virtual Meeting.

Beneficial Shareholders must follow the procedures outlined above to vote at the Meeting. Beneficial Shareholders who do not appoint themselves as proxyholder will be able to attend and ask questions during the live audio webcast of the Meeting by going to www.virtualshareholdermeeting.com/shawspecial2021 and completing the online form under “Shareholder login” with the 16-digit control number found on the voting instruction form.

Appointing a Proxyholder

The Company representatives named in the form of proxy or voting instruction form, as applicable, are each a director and/or officer of the Company (the “Named Proxyholders”). Shareholders are advised that if they wish to appoint a person as their proxyholder who is not a Named Proxyholder, in order for such proxyholder to represent a Shareholder at the Meeting and to vote on such Shareholder’s behalf, the Shareholder should follow the instructions on their form of proxy or voting instruction form, as applicable, and are encouraged to appoint such other person online at www.proxyvote.com by no later than 10:00 a.m. (Mountain time) on May 18, 2021 as this will reduce the risk of any mail disruptions and will allow the Shareholder to share the necessary information with their appointed proxyholder more easily. To provide the appointed proxyholder access to the virtual Meeting, a Shareholder must create a unique eight-character “Appointee Identification Number” and specify the “Appointee Name” in the spaces provided in the form of proxy or voting instruction form, as applicable, or online at www.proxyvote.com. The Shareholder must then provide the proxyholder with the unique eight-character Appointee Identification Number along with the specified Appointee Name to allow the proxyholder access to the virtual Meeting. If an eight-character Appointee Identification Number is not created by the Shareholder, the appointed proxyholder will not be able to access the virtual Meeting. See “Information Concerning the Meeting – Solicitation and Appointment of Proxies” of the Circular for more information.

The voting rights attached to the Shares represented by a proxy in the enclosed form of proxy or voting instruction form, as applicable, will be voted in accordance with the instructions indicated thereon. If no instructions are given, the voting rights attached to such Shares will be voted FOR the Arrangement Resolution.

Revocation of Proxies

A proxy may be revoked at any time by the person giving it to the extent that it has not yet been exercised. If you are a Registered Shareholder and you want to revoke your proxy, you may do so by (a) providing new proxyholder appointment information at www.proxyvote.com or a new form of proxy to Broadridge; or (b) delivering a written notice to the Corporate Secretary of the Company at 630 – 3rd Avenue S.W., Calgary, Alberta, T2P 4L4 Attention: Peter Johnson, Executive Vice President, Chief Legal and Regulatory Officer, in each case no later than 10:00 a.m. (Mountain time) on May 18, 2021 (or no later than 48 hours, excluding Saturdays, Sundays and holidays, before any reconvened meeting if the Meeting is adjourned or postponed). A Registered Shareholder may also attend the Meeting via the live audio webcast to vote at the Meeting, which voting will revoke any previously submitted proxy. If a Registered Shareholder attends the Meeting but does not vote by online ballot, any previously submitted proxy will remain valid. If you do not wish to revoke a previously submitted proxy or ask questions at the Meeting, you can attend the Meeting as a guest, as guests can listen to the Meeting, but are not able to vote or submit questions.

If you are a Beneficial Shareholder and you want to change your vote, you may do so by any of the methods set out above under “Voting by Submitting Voting Instructions” no later than 10:00 a.m. (Mountain time) on May 18, 2021 (or no later than 48 hours, excluding Saturdays,

Sundays and holidays, before any reconvened meeting if the Meeting is adjourned or postponed). You may also contact your Intermediary to revoke a previously submitted voting instruction form. Please note that your Intermediary will need to receive any new instructions sufficiently in advance of the Meeting to act on them. If you appointed a proxyholder and wish to make a change, you may provide new proxyholder appointment information at www.proxyvote.com.

In addition, if you are a Registered Shareholder or a Beneficial Shareholder who has appointed themselves as a proxyholder, once you log in to the Meeting, you may (but are not obliged to) revoke any and all previously submitted proxies by voting by online ballot on the matters put forth at the Meeting. If you attend the Meeting, but do not vote by online ballot, your previously submitted proxy will remain valid.

Dissent Rights

Pursuant to the Interim Order, Registered Shareholders have a right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Class A Shares and/or Class B Shares, as applicable, in accordance with the provisions of section 191 of the ABCA, as modified by the Interim Order and the plan of arrangement (the “Plan of Arrangement”, a copy of which is attached in Appendix D to the Circular). A Registered Shareholder wishing to exercise rights of dissent with respect to the Arrangement must send to the Company a written objection to the Arrangement Resolution, which written objection must be received by the Company, at 630 – 3rd Avenue S.W., Suite 900, Calgary, Alberta T2P 4L4, Attention: Peter Johnson, Executive Vice President, Chief Legal and Regulatory Officer, with a copy to the Company’s counsel, Davies Ward Phillips & Vineberg LLP, 155 Wellington Street West, 40th Floor, Toronto, ON, M5V 3J7, Attention: Vincent Mercier, not later than 5:00 p.m. (Mountain time) on May 18, 2021 (or the day that is two business days immediately preceding the date that any adjourned or postponed Meeting is reconvened or held, as the case may be), and must otherwise strictly comply with the dissent procedures prescribed by the ABCA, as modified by the Interim Order and the Plan of Arrangement. A Shareholder’s right to dissent is more particularly described in the Circular. A copy of the Interim Order and the text of section 191 of the ABCA are set forth in Appendix B and Appendix G, respectively, to the Circular.

Failure to strictly comply with the requirements set forth in section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of any right of dissent. Beneficial Shareholders who wish to dissent should be aware that only Registered Shareholders are entitled to dissent. Shareholders may only dissent with respect to all of their Shares held on behalf of any one such beneficial holder and registered in the name of such dissenting Shareholder. Accordingly, a Beneficial Shareholder desiring to exercise the right of dissent must make arrangements for the Shares owned by the Beneficial Shareholder to be registered in the Shareholder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by the Company or, alternatively, make arrangements for the registered holder of such Shares to dissent on the Beneficial Shareholder’s behalf. It is strongly suggested that any Shareholder wishing to dissent seek independent legal advice, as the failure to strictly comply with the provisions of section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement, may prejudice such Shareholder’s right to dissent.

Shareholders that have any questions or need additional information with respect to the voting of their Shares should consult their financial, legal, tax or other professional advisor, or contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 1-888-518-6554 toll free in North America, or at 1-416-867-2272 outside of North America, or by e-mail at contactus@kingsdaleadvisors.com.

DATED at Calgary, Alberta, this 14th day of April, 2021.

BY ORDER OF THE BOARD OF DIRECTORS OF SHAW COMMUNICATIONS INC. (signed) “Peter A. Johnson”

Peter A. Johnson Executive Vice President, Chief Legal and Regulatory Officer